June 12, 2012

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Equity One, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 1-13499

Dear Mr. Woody:

On behalf of Equity One, Inc. (the “Registrant”), please find our responses to the comment letter dated May 16, 2012 received from the staff of the Division of Corporation Finance (the “Staff”) regarding the Registrant’s Form 10-K for the year ended December 31, 2011, filed February 29, 2012 (the “10-K”).

Please note that for the Staff’s convenience we have recited the Staff’s comments and provided the Registrant’s response to each comment immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2011

General

Staff Comment:

1.	Please provide to us your analysis of the January 4, 2011 acquisition of C&C (US) No. 1, Inc. (“CapCo”) used in determining the significance of such acquisition and your conclusion on the requirement to present the financial statements of CapCo.

Company Response:

In our response letter dated October 29, 2010 to a Staff comment letter dated September 16, 2010, we addressed the Staff’s comment related to the significance of the CapCo transaction, which at such time was considered a probable business acquisition. For the Staff’s convenience, we have included our response as it appeared in that letter below:

The acquisition of a majority interest in CapCo (the “CapCo Interest”) constitutes the acquisition of an equity interest in a pre-existing operating corporation owning real estate properties. CapCo, as an operating company, has employees and management operations, as well as assets, contracts, agreements and arrangements related to its operations in addition to leases of its real properties. Section 2305.3 of the Division of Corporation Finance Financial Reporting Manual, states that “[w]here a registrant acquires an equity interest in a pre-existing operating partnership or corporation owning real estate properties, financial statements of that entity meeting the requirements of S-X 3-05 generally would be required.” In light of that guidance, the nature of CapCo’s operations, and the fact that we will be acquiring an interest in an existing operating corporation, Rule 3-05 of Regulation S-X would be applicable to the acquisition of the CapCo Interest (if it met the applicable tests of significance) rather than the reduced financial statement requirements of Rule 3-14 of Regulation S-X. Accordingly, we have analyzed the acquisition of the CapCo Interest under the tests of significance set forth in Rule 3-05 and Rule 1-02(w) of Regulation S-X and have determined that this acquisition is not significant at the 20% or greater level at which financial statements of CapCo would be required. The following tables set forth the results of such significance tests as to the CapCo Interest for each of the three conditions specified by Rule 1-02(w) of Regulation S-X using financial data as at and for the most recent completed fiscal year of each involved entity:

(All dollar amounts in thousands)
Test 1 - Investment balance:

Investment in and advances to CapCo (a)	$300,000
Total consolidated assets of the Registrant as of December 31, 2009	$2,452,320

Ratio of investment balance to total assets	12.2%	20% test not met

Test 2 - Share of investee assets:

Share of total assets of CapCo as of December 31, 2009 (b)	$406,382
Total consolidated assets of the Registrant as of December 31, 2009	$2,452,320

Ratio of investee assets to total assets	16.6%	20% test not met

Test 3 - Net income:

Equity in earnings of CapCo (c)	$8,175
Pretax income from continuing operations of Registrant for the year ended December 31, 2009	$68,423
Ratio of equity in earnings to pretax income from continuing operations	11.9%	20% test not met

(a)	Calculated as 15,000,000 shares of the Registrant’s common stock being issued as consideration for the transaction multiplied by a share price of $20 which is the Registrant’s 52 week high.
(b)	Represents CapCo’s total assets as of December 31, 2009 as stated in its audited financial statements.
(c)	Represents CapCo’s pre-tax loss for the year ended December 31, 2009 as stated in its audited financial statements.

At the time the calculation was prepared in 2010, the investment in and advances to CapCo was estimated using a share price of $20. The share price at the time of closing was $18.15; accordingly, the amount of the investment in and advances to CapCo at closing was actually less than the amount included in the above calculation.

Accordingly, based upon the results of the foregoing tests, we determined that inclusion of the CapCo financial statements was not required pursuant to Section 3-05 of Regulation S-X.

Staff Comment:

2.	We note that you consider “net operating income” a key performance indicator. To the extent you consider “same-property net operating income,” in future Exchange Act reports please supplement your disclosure of net operating income to also disclose same-property net operating income.

Company Response:

We acknowledge the Staff’s comment and will include in future filings a discussion of same-property net operating income to the extent that we continue to consider it to be a key performance indicator. When we provide same-property net operating income data, we will also include the following reconciliation of same-property net operating income to net operating income, using the quarter ended June 30, 2012 as an example.

Three months ended June 30,
	2012			2011
(in thousands)
Same-property net operating income before adjustments	$	XXX		$	XXX
Adjustments (1)		(XXX	)		(XXX	)

Same-property net operating income		XXX			XXX

Non same-property net operating income		XXX			XXX
Less: Properties included in the same-property pool but shown as discontinued operations in the consolidated statement of income		(XXX	)		(XXX	)

Net operating income	$	XXX		$	XXX

(1)	Includes adjustments for items that affect the comparability of the same-property results. Such adjustments include: common area maintenance costs related to a prior period, revenues and expenses associated with outparcels sold, settlement of tenant disputes, and other matters that affect comparability.

A reconciliation of net operating income to income from continuing operations before tax and discontinued operations is already included in our footnote on Segment Reporting.

In future reports where we provide same-property net operating income as described above, we will also include same-property net operating income by segment as follows:

Three months ended June 30,
	2012		2011
(in thousands)
South Florida	$	XXX	$	XXX
North Florida		XXX		XXX
Southeast		XXX		XXX
Northeast		XXX		XXX
West Coast		XXX		XXX

Same-property net operating income	$	XXX	$	XXX

2012 Outlook, page 34

Staff Comment:

3.	We note you have significant lease expirations in coming years. To the extent known by management, in future Exchange Act reports please discuss whether you expect expiring leases to roll into increased or decreased average effective rents.

Company Response:

Management is unable to accurately predict whether leases expiring in coming years will be renewed or replaced at higher or lower average effective rents. Lease renewal rates depend on macroeconomic, local and property-specific conditions at the time of lease expiration. Lease renewals also depend on a given tenant’s financial health and business plan at the time of lease expiration. Moreover, short term developments can significantly affect the leasing market at any time. In light of these variables and uncertainties, management does not believe it can provide investors with meaningful guidance on future lease renewal rates.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 32

Results of Operations, page 39

Staff Comment:

4.	In future Exchange Act periodic reports, please disclose same-property average occupancy and average effective rent trends, both for the full portfolio and for each segment. In addition, please revise to clarify that average rent disclosure reflects the impact of tenant concessions.

Company Response:

We acknowledge the Staff’s comment and will revise our disclosure of average effective rent trends in future filings to indicate that the amounts reflect the impact of tenant concessions and work to be performed by the Registrant prior to delivery of the space to the tenant.

We currently disclose average effective rent trends on new leases and renewals in our Forms 10-Q and 10-K. We do not disclose average effective rent trends by segment because we do not calculate such measurement and do not use it to evaluate the performance of our segments.

We do not calculate same-property average occupancy. We include same-property occupancy at the end of the period in our earnings releases and supplemental information packages, and we included such disclosure in our Quarterly Report on Form 10-Q for the period March 31, 2012, filed on May 10, 2012 (the “March 2012 10-Q”). We will continue to report same-property occupancy at the end of each respective period in prospective filings.

Staff Comment:

5.	In future Exchange Act reports please disclose how you define “same-property” or “same space.”

Company Response:

We included the following definition of “same-property” in the March 2012 10-Q: “Information provided on a same-property basis includes the results of properties that we consolidated, owned and operated for the entirety of both periods being compared except for properties for which significant redevelopment or expansion occurred during either of the periods being compared and properties classified as held for sale or discontinued operations.” We will continue to include such definition of “same-property” in future filings with modifications to the extent appropriate.

We acknowledge the Staff’s comment and will include the following definition of same space in future filings: “The “same space” designation is used to compare leasing terms (principally cash leasing spreads) from the prior tenant to the new/current tenant. In some cases, leases and/or premises are excluded from “same space” because the gross leasable area of the prior premises is combined or divided to form a larger or smaller non-comparable space. Also excluded from the “same space” designation are those leases for which a comparable prior rent is not available due to the acquisition or development of a new center.”

Staff Comment:

6.	Please tell us how your current disclosure of total assets and liabilities related to consolidated variable interest entities complies with ASC 810-10-50-5A.

Company Response:

Our disclosure of total assets and liabilities of the consolidated variable interest entities (“VIEs”) as reflected on the Consolidated Balance Sheets at December 31, 2011 and 2010 complies with ASC 810-10-45-25, which requires a reporting entity to present on the face of the statement of financial position the assets of a consolidated VIE that can be used only to settle obligations of the consolidated VIE and the liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.

In future filings we will expand our disclosures in the VIE footnote to include an explanation of the amounts disclosed on the face of the Consolidated Balance Sheets as we did in the March 2012 10-Q, which included the following explanatory paragraph in footnote 6 “Variable Interest Entities”: “At March 31, 2012 and December 31, 2011, the total assets of the VIE which owns Danbury Green and Southbury Green was approximately $109.0 million and $109.2 million, respectively. These assets can only be used to settle obligations of the VIE. At March 31, 2012 and December 31, 2011, the liabilities of the VIE which owns Danbury Green and Southbury Green of $61.5 million and $61.9 million, respectively, include third party liabilities for which the creditors or beneficial interest holders do not have recourse against us other than for customary environmental indemnifications and non-recourse carve-outs. The classification of these assets is primarily within real estate and the classification of liabilities is primarily within mortgages payable and redeemable and nonredeemable noncontrolling interests in the condensed consolidated balance sheets (as discussed further in Note 13)”.

In future filings we will parenthetically disclose the total assets of a consolidated VIE that can be used only to settle obligations of the consolidated VIE and the total liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary, in the respective line items on the consolidated balance sheet as we did in the March 2012 10-Q.

ASC 810-10-50-5A(a) requires a reporting entity to disclose its methodology for determining whether the reporting entity is the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. We describe our methodology for determining whether we are the primary beneficiary of each VIE in footnote 10 “Variable Interest Entities”.

ASC 810-10-50-5A(b) requires disclosure if facts and circumstances change such that the conclusion to consolidate a VIE has changed in the most recent financial statements (for example, the VIE was previously consolidated and is not currently consolidated), the primary factors that caused the change and the effect on the reporting entity’s financial statements. As of December 31, 2011, no facts or circumstances had changed that affected our conclusions related to our VIEs; accordingly, no disclosures were deemed necessary.

ASC 810-10-50-5A(c) requires a reporting entity to disclose whether it has provided financial or other support (explicitly or implicitly) during the periods presented to a VIE that it was not previously contractually required to provide or disclose whether the reporting entity intends to provide support, including the type and amount of support (including situations in which the reporting entity assisted the variable interest entity in obtaining another type of support) and the primary reasons for providing support. ASC 810-10-50-5A(d) requires a reporting entity to disclose qualitative and quantitative information about the reporting entity’s involvement (giving consideration to both explicit arrangements and implicit variable interests) with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE, including how the VIE is financed. We believe we complied with this disclosure requirement in the last paragraph of footnote 10 “Variable Interest Entities”.

Staff Comment:

7.	We note that you amortize below-market lease values over the initial term plus the extended term for any leases with bargain renewal periods. Please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Company Response:

In assessing the likelihood of a tenant exercising renewal options for acquired below-market leases, we consider many factors (as they exist as of the acquisition date) including the percentage and absolute dollar amount by which the renewal option is below-market, the time frame until the option can be exercised, current market conditions, any economic penalty for not exercising the option, and certain lease provisions such as assignment rights. We do not have a single specific dollar amount or percentage that we consider to be a bargain renewal option, but rather review each lease separately and consider the related specific economics and facts as they exist on the acquisition date.

The fair value of acquired below-market leases is computed as the discounted difference between the contractual and expected market rents including fixed rate bargain renewal options. Additionally, if the fair value of a below-market lease includes renewal option periods, we include such periods in the amortization period utilized.

Staff Comment:

8.	Please tell us what additional amounts are captured within the calculation Income from continuing operations on a pro forma basis for the fiscal year ended December 31, 2011 compared to the reported amount of Income from continuing operations within your Consolidated Statements of Income.

Company Response:

Income from continuing operations on a pro forma basis for the fiscal year ended December 31, 2011 of $409,000 is calculated as follows:

Year ended December 31, 2011 (in thousands)
Income from continuing operations (as shown on the consolidated statement of income)	$28,271
Less: Gain on bargain purchase	(30,561)
Add: Acquisition related costs	1,919
Add: Reorganization costs related to the acquisition	780

Income from continuing operations on a pro forma basis	$409

We included a narrative description of such adjustments in footnote 5 “Acquisition of a Controlling Interest in CapCo” as follows: “The unaudited pro forma information for the year ended December 31, 2011 was adjusted to exclude $30.6 million of gain on bargain purchase, $1.9 million of acquisition related costs, and $780,000 of reorganization costs related to the acquisition.”

Staff Comment:

9.	Please tell us why you record your investments in Talega Village Center JV, LLC and Vernola Marketplace JV, LLC on the equity method given your 50.5% ownership interest. Within your response, please cite all appropriate accounting literature relied upon.

Company Response:

Although we own 50.5% of the equity in each of these LLCs, each entity has a management committee that is composed of four members (with equal voting power granted to each member) and which controls all significant decisions that are made in the ordinary course of business for each entity, including the approval of operating and capital budgets (including any material changes or updates to such budgets following their approval) and major lease agreements, the selection and engagement of leasing agents, the determination of monthly cash distributions, the commitment of funds for expenditures or construction not previously approved as part of the operating or capital budgets, the consummation of financing or refinancing transactions, the acquisition or disposition of assets, and the initiation of capital calls and distributions. Pursuant to the LLC agreement of each entity, we are entitled to nominate two of the four members of each management committee, while the other member is entitled to nominate the other two members of each management committee; therefore, while we nominally own a majority interest in each entity, the voting interest of the other member of each entity is equivalent to our voting interest. Accordingly, each member shares equal voting rights in relation to the establishment of operating and capital decisions. Furthermore, the terms of the respective LLC agreements do not provide for any mechanisms through which we would be able to overrule the other committee members in the event of an impasse.

In assessing whether we should consolidate these entities, we evaluated our investments under the Variable Interest Entities Subsections of ASC Subtopic 810-10 and concluded that we were not required to consolidate them under this guidance. Additionally, while these entities are structured similarly to partnerships, we considered the scoping guidance within ASC Subtopic 810-20 and concluded that these entities were not subject to the provisions of this subtopic given that the structure of the entities and related management committees are consistent with instances in which no single general partner in a group of general partners controls a limited partnership.

Therefore, we ultimately relied upon the guidance within the General Subsections of ASC Subtopic 810-10, which provides that a majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner, including instances in which the powers of a majority owner to control the operations or assets of an investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder in the investee. In evaluating whether the rights of a noncontrolling shareholder should overcome the presumption of consolidation by a majority owner, a reporting entity must consider whether the noncontrolling rights, individually or in the aggregate, provide for the noncontrolling shareholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business, which are referred to as substantive participating rights. Although not an all-inclusive list, ASC 810-10-25-11 provides examples of substantive participating rights, which include the establishment of operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Accordingly, given the powers of the respective management committees and their related structure and composition, as well as the fact that the agreements do not provide for any mechanisms through which we would be able to overrule the other committee members in the event of an impasse, we concluded that the minority member holds substantive participating rights which restrict our ability to control the operations of each of these entities and which ultimately rebut the presumption under ASC 810-10-15-10 that we would consolidate these entities. Therefore, as we hold significant influence over these entities, we have reflected our investments under the equity method of accounting.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (786) 528-1470.

Sincerely,

/s/ Mark Langer
Chief Financial Officer